UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium U.S. Retail 401(k) Savings Plan
4582 South Ulster Street, Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium U.S. Retail 401(k) Savings Plan
We have audited the accompanying statement of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Eide Bailly LLP
Greenwood Village, Colorado
June 18, 2010

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2009	2008
Assets
Investments at fair value (note 5):
Mutual funds	246,794,155	93,449,231
Collective trust	95,564,327	42,772,292
Common stock	45,117,022	22,582,087
Participant loans	8,537,430	5,108,895

Total investments	396,012,934	163,912,205

Receivables:
Participant contributions	274,919	415,564
Employer contributions	353,670	5,922,781
Affiliated plan transfer (note 1)	—	138,416,404

Total receivables	628,589	144,754,749

Total assets	396,641,523	308,667,254

Liabilities
Operating payables	58,337	44,391

Total liabilities	58,337	44,391

Net assets reflecting all investments at fair value	396,583,186	308,622,863

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(2,366,350)	(1,783,440)

Net assets available for plan benefits	394,216,836	306,839,423

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Year ended December 31
(U.S. dollars)

2009
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	70,271,475
Interest and dividends	3,846,384

74,117,859

Contributions:
Participants	25,259,168
Employer	13,366,053

38,625,221

Total additions	112,743,080

Deductions
Deductions attributed to:
Distributions paid to participants	23,650,227
Affiliated plan transfers, net	1,701,170
Administrative expenses	14,270

Total deductions	25,365,667

Net increase	87,377,413

Net assets available for plan benefits:
Beginning of year	306,839,423

End of year	394,216,836

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
1. PLAN DESCRIPTION
The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan or the Agrium Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Crop Production Services, Inc. (CPS or the Company) is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a subsidiary of Agrium Inc.
The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
On May 5, 2008, Agrium acquired 100% of the outstanding shares of UAP Holding Corp (UAP), a major North American distributor of crop inputs. United Agri Products, Inc. maintained the UAP Retirement Income Savings Plan (the UAP Plan) for the benefit of eligible U.S. employees. Effective December 31, 2008, the UAP Plan was merged into the Agrium U.S. Retail 401(k) Savings Plan and the UAP Plan assets were transferred to the Plan on January 2, 2009. The transfer was recorded as a receivable in the Plan financial statements as of December 31, 2008.
(a) Participant Eligibility, Plan Entry, and Contributions
Prior to January 1, 2009, participants of the former UAP Plan could contribute up to 75% of their eligible annual compensation, subject to limits established by Internal Revenue Service (IRS) guidelines. UAP company matching contributions were equal to 100% of the first one percent and 66 2/3% of the next five percent of eligible compensation that a participant contributed to the UAP Plan. Additional amounts could be contributed at the discretion of UAP’s compensation committee. Effective January 1, 2008, participants with two or more years of service were 100% vested in all employer contributions and associated earnings.
Under the Plan, all full-time employees schedule to work at least 20 hours per week are eligible to immediately participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).
Effective January 1, 2005, the Plan was amended and the CPS company matching contribution was increased from the first 2% to the first 4% of the participants’ elective compensation contributions. In addition, participants can elect to contribute up to 30% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2009. The vesting schedule was also revised whereby CPS company matching contributions (and associated earnings) made after 2004 are now 100% vested without regard to participants’ years of service. However, discretionary CPS company contributions and associated earnings continue to be vested at 50% for participants with less than three years of service. See the following note (b) on vesting.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
     (b) Vesting
Participant contributions to the Plan and earnings thereon are fully vested at all times. CPS company contributions and earnings thereon made to the Plan before 2005 and all discretionary additional CPS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than 3	50%
3 or more	100%
Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce CPS company contributions or pay Plan administrative expenses. For 2009, forfeitures applied to contributions totaled $300,000. The balance of forfeited nonvested accounts was not material at December 31, 2009 or 2008.
     (c) Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the CPS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.
     (d) Distributions
Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. In-service withdrawals are also permitted after a participant attains age 59 1/2. CPS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.
     (e) Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
Agrium Inc. Common Stock Fund – Funds are invested in a unitized trust that holds common stock of Agrium Inc. and cash and cash equivalents.
SEI Stable Asset GIC Fund – The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.
SEI Core Fixed Income Fund – The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.
SEI S&P 500 Index Fund – The fund invests primarily in common stocks that replicate the investment results of the Standard & Poor’s 500 Composite Stock Price Index.
SEI Large Cap Value Fund – The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.
SEI Large Cap Growth Fund – The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.
SEI Small Cap Value Fund – The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.
SEI Small Cap Growth Fund – The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.
SEI International Portfolio Fund – The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.
SEI Mid Cap Fund (Class A) – The fund invests primarily in equity securities of mid-sized companies. The fund seeks long term capital appreciation through diversification in U.S. mid capitalization stocks, which includes stocks with value characteristics.
SEI Age-Based Portfolios – These funds include 10 specific age-based investment portfolios. The age-based portfolios are comprised of underlying SEI funds. The Aggressive Strategy and Market Growth Strategy represent growth focused strategies. The Moderate Strategy, Conservative Strategy and Stable Asset Strategy represent stability focused strategies.
See note 5 for the details of investments that exceeded five percent of net assets available for plan benefits as of December 31, 2009 and 2008.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
f) Administrative Expenses
The Company paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2009. The remaining Plan expenses, including fees, incurred in 2009 were, or will be paid directly from Plan assets.
g) Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years, except for any loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2009 and 2008 bear interest rates ranging from 4.25 percent to 10.5 percent.
2. SIGNIFICANT ACCOUNTING POLICIES
a) Basis of Presentation
The accompanying financial statements have been prepared using the accrual basis of accounting.
b) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
c) Distributions
Distributions are recorded when paid.
d) Valuation of Investments
As of December 31, 2009 and 2008, the Plan’s investments, with the exception of the SEI Stable Asset GIC Fund as described below, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Mutual Funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.
The three levels are defined as follows:
Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.
The Plan’s investments are categorized as Level 1, Level 2 and Level 3 as shown in Note 5.
Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investments in the SEI Stable Asset GIC Fund (Collective Trust) are stated at contract value which is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan.
The accompanying Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2009, the average yield earned was 3.69 percent and the crediting interest rate to the fund was 1.40 percent. For the year ended December 31, 2008 the average yield utilized was 6.44 percent and the crediting interest rate to the fund was 3.27 percent.
     e) New Accounting Pronouncements
Fair Value Measurement - establishes guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, identifying circumstances that indicate a transaction is not orderly, permitted entities to measure fair value of certain investments based on the net asset value per share and expanded disclosures about fair value measurements. This standard was effective for reporting periods ended after June 15, 2009. The adoption of this standard did not have a material impact on the financial statements.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
Subsequent Events - establishes general accounting standards for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard was effective for reporting periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the financial statements.
FASB Codification - establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with United States generally accepted accounting principles. The standard is effective for reporting periods ending after September 15, 2009. The adoption of this standard did not have a material impact on the Plan’s financial statements.
Fair Value Disclosures – expands the required disclosures about fair value measurements. This guidance requires separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 measurements along with reasons for such transfers, fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used for Level 2 and Level 3 measurements. These disclosures are effective for reporting periods beginning after December 15, 2009. Disclosures regarding purchases, sales, issuances and settlements which are to be presented separately in the reconciliation of Level 3 measurements are effective for reporting periods beginning after December 15, 2010.
3. TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations. The Company filed for a new determination letter from the IRS on February 2, 2009 but has not received a response.
4. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
5. INVESTMENTS

	2009	2008
Investment securities representing more than 5% of net assets available for plan benefits:
SEI Stable Asset GIC Fund	95,564,327	42,772,292
Agrium Inc. Common Stock Fund	45,117,022	22,582,087
SEI Market Growth Strategy Fund	38,188,477	15,134,607
SEI Large Cap Growth Fund	37,023,655	16,482,485
SEI Aggressive Strategy Fund	34,754,152	*
SEI Core Fixed Income Fund	29,699,356	14,794,450
SEI S&P 500 Index Fund	23,874,883	*

*	Does not represent more than 5% of net assets available for plan benefits.

	As of December 31, 2009
Fair value of plan assets by hierarchy level	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	246,794,155			246,794,155
Collective trust		95,564,327		95,564,327
Common stock	45,117,022			45,117,022
Participant loans			8,537,430	8,537,430

	291,911,177	95,564,327	8,537,430	396,012,934

	As of December 31, 2008
Fair value of plan assets by hierarchy level	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	93,449,231		—	93,449,231
Collective trust		42,772,292	—	42,772,292
Common stock	22,582,087		—	22,582,087
Participant loans	—	—	5,108,895	5,108,895

	116,031,318	42,772,292	5,108,895	163,912,505

Change in fair value of level 3 investments	2009
Beginning fair value	5,108,895
Purchases, sales, issuances and settlements	3,428,535

Ending fair value	8,537,430

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Mutual Funds	48,980,875
Agrium Inc. Common Stock	20,591,023
SEI Stable Asset GIC Fund	699,577

70,271,475

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2009
(U.S. dollars)
6. PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan’s investments are units of funds offered by the Trustee, as well as common stock of the Company. These transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held for investment purposes.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
7. RISKS AND UNCERTAINTIES
The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
8. SUBSEQUENT EVENTS
In May 2010, the Company notified SEI Trust Company that they would be terminating their services as Trustee for the Plan. The new Trustee will be T. Rowe Price Trust Company. The Pension Plan Committee has not yet determined an effective date for the transfer of the plan assets to the new Trustee.
The Plan’s management has evaluated subsequent events through June 18, 2010, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2009.

AGRIUM U.S. RETAIL
401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End Year)
As of December 31, 2009
Employer Identification Number: 91-1589568
Plan Number: 007
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	SEI Stable Asset GIC Fund	Guaranteed Interest Contract	95,564,327
*	Agrium Inc. Common Stock Fund	Common stock	45,117,022
*	SEI Market Growth Strategy Fund	Mutual fund	38,188,477
*	SEI Large Cap Growth Fund	Mutual fund	37,023,655
*	SEI Aggressive Strategy Fund	Mutual fund	34,754,152
*	SEI Core Fixed Income Fund	Mutual fund	29,699,356
*	SEI S&P 500 Index Fund	Mutual fund	23,874,883
*	SEI Small Cap Value Fund	Mutual fund	19,237,995
*	SEI International Equity Fund	Mutual fund	18,256,190
*	SEI Mid Cap Fund	Mutual fund	16,558,217
*	SEI Large Cap Value Fund	Mutual fund	16,022,783
	Participant loans, bearing interest at rates ranging from 4.25% to 10.5%, secured by the related participant’s vested account balance	Participant loans	8,537,430
*	SEI Moderate Strategy Fund	Mutual fund	5,084,186
*	SEI Small Cap Growth Fund	Mutual fund	4,904,119
*	SEI Conservative Strategy Fund	Mutual fund	3,190,142

	Total assets held for investment purposes		396,012,934

*	Identified party-in-interest.
Note: Information on cost of investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2010	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN
	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard
Richard L. Gearheard President and Chief Executive Officer

EXHIBIT INDEX
Exhibit 23.1                Consent of Eide Bailly LLP